UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2026

Justin Floyd
Chief Executive Officer
RedCloud Holdings plc
50 Liverpool Street
London, EC2M 7PY
United Kingdom

Re: RedCloud Holdings plc
Registration Statement on Form F-1
Filed June 2, 2026
File No. 333-296420

Dear Justin Floyd:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown at 202-551-3905 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Justin Grossman, Esq.